SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

Extract of the Minutes of the Ordinary and Extraordinary General Shareholders’ Meetings of Ambev S.A. (“Company”), held on April 24, 2020, prepared in summary form:

1.      Date, Time and Venue. On April 24, 2020, at 2:00 p.m., at the Company’s headquarters located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, Itaim Bibi.

2.      Call Notice. The call notice was published in (i) the Official Gazette of the State of São Paulo, on March 24, 2020, March 25, 2020 and March 26, 2020, on pages 117, 95 and 43, respectively; and (ii) the newspaper “Valor Econômico” on March 24, 2020, March 25, 2020 and March 26, 2020, on pages B9, C9 and C9, respectively.

3.      Attendance. At the Ordinary Shareholders Meeting, shareholders representing 88.34%  of the voting capital of the Company and, at the Extraordinary Shareholders Meeting, shareholders representing 89.28% of the voting capital of the Company, as evidenced by the bulletin for distance vote presented to the Company and the signatures in the “Shareholders’ Attendance Book”. As provided by law, the meetings were also attended by the Chief Legal Officer, Mrs. Letícia Rudge Barbosa Kina, the representative of PricewaterhouseCoopers (“PwC”), the independent auditors of the Company, Mr. Alessandro Marchesino and the president of the Fiscal Council of the Company, Mr. José Ronaldo Vilela Rezende.

4.      Presiding Board. Chairman: Mrs. Letícia Rudge Barbosa Kina, as indicated by the Co-Chairmen of the Board of Directors, pursuant to article 11 of the Company's bylaws. Secretary: Mrs. Monique Mesquita Mavignier Lima.

5.      Resolutions. After dismissing the reading of the consolidated voting map contemplating the votes presented through bulletins for distance vote, which have been made available for Shareholders’ consultation in accordance with the Brazilian Securities Commission (“CVM”) Ruling No. 481/09, the following resolutions were taken:

5.1.   Initially, it is registered the minutes of these Ordinary and Extraordinary Shareholders' Meetings will be drawn up in summary form, pursuant to article 130, paragraph 1 of Law No. 6,404/76, authorized its publication with the omission of the signatures of the attending shareholders, pursuant to paragraph 2 of the same article 130 of Law 6,404/76.

5.2.   At the Ordinary General Meeting:

5.2.1.      Following examination and discussion, the shareholders approved by majority vote the annual report and the management’s accounts, as well as the financial statements for the fiscal year ended December 31, 2019, together with the opinions of the Fiscal Council and the independent auditors report, all of which were published in full and within the statutory deadline in the Official Gazette of the State of São Paulo and in the newspaper “Valor Econômico”, on February 27, 2020 on pages 3 to 15 (Caderno Empresarial 2) and B11 to B27, respectively.

            Were registered 13,587,694,469 votes for, 8,177,102 votes against and 302,342,886 abstentions.

5.2.2.      The shareholders approved by majority vote the allocation of the net income relating to the fiscal year ended December 31, 2019, with the allocation of the total amount of (i) R$  4,180,780,132.35 for the Investment Reserves; (ii) R$ 1,352,121,653.10 for the Tax Incentives Reserves, of which (ii.a) R$ 1,309,459,732.75 refer to State ICMS tax incentives received by some units of the Company, (ii.b) R$ 22,861,518.82 refer to the tax incentive of the State of Sergipe, as per Law No. 5,382/04, and (ii.c) R$ 19,800,401.53 refer to Corporate Income Tax reinvestment incentive granted by SUDENE, as per article 19 of Law No. 8,167/91; and (iii) R$ 7,717,419,618.63 for distribution of dividends and/or interest on own capital during 2019, the amount of which was stated by the Board of Directors during 2019, at the meeting held on December 2, 2019, as interest on own capital, debited from the net income for 2019 (at R$ 0.4906 per share, resulting in a net distribution of R$ 0.4170 per share), which is now ratified, and which payment was made to the shareholders in anticipation on December 30, 2019.

            Pursuant to article 193, paragraph 1, of Law No. 6,404/76, the Company shall not set up a legal reserve for the current fiscal year because the balance of said reserve plus the sum of the capital reserves mentioned in article 182, paragraph 1, of Law No. 6,404/76 are greater than 30% of the Company’s capital stock.

Were registered 13,867,211,056 votes for, 333,510 votes against and 30,669,891 abstentions.

5.2.3.      The shareholders approved by majority the composition of the Board of Directors of 11 effective members and 2 alternates, for a 3-year term, which will end at the Ordinary Shareholder’s Meeting to be held in 2023.

Were registered 13,860,559,493 votes for, 6,980,703 votes against and 30,674,261  abstentions.

5.2.4.      The shareholders elected by majority vote, for a term of office to expire at the Ordinary Shareholders’ Meeting to be held in 2023, the following members to the Company’s Board of Directors:

(i)   Victorio Carlos De Marchi, Brazilian, married, lawyer, bearer of Identity Card RG No. 2.702.087 SSP/SP, enrolled with the CPF/ME under No. 008.600.938-91, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(ii)  José Heitor Attilio Gracioso, Brazilian, married, lawyer, bearer of Identity Card RG No. 2.833.137 SSP/SP, enrolled with the CPF/ME under No. 006.716.908-25, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(iii) Carlos Alves de Brito, Brazilian, married, engineer, bearer of Identity Card RG No. 03.574.624-7 IFP/RJ, enrolled with the CPF/ME under No. 595.438.507-63, resident and domiciled in New York, NY, United States of America, to take office as an effective member of the Board of Directors;

(iv) Luis Felipe Pedreira Dutra Leite, Brazilian, divorced, economist, bearer of Identity Card RG No. 06522715-9 IFP/RJ, enrolled with the CPF/ME under No. 824.236.447-87, resident and domiciled in Greenwich, CT, United States of America, to take office as an effective member of the Board of Directors;

(v) Milton Seligman, Brazilian, married, engineer, bearer of Identity Card RG No. 965.908 SSP/DF, enrolled with the CPF/ME under No. 093.165.740-72, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(vi) Vicente Falconi Campos, Brazilian, married, engineer, bearer of Identity Card RG No. M-1.176.273 SSP/MG, enrolled with the CPF/ME under No. 000.232.216-15, resident and domiciled in the City of Nova Lima, State of Minas Gerais, to take office as an effective member of the Board of Directors;

(vii) Roberto Moses Thompson Motta, Brazilian, married, businessman, bearer of Identity Card RG No. 50952008-X SSP/SP, enrolled with the CPF/ME under No. 706.988.307-25, resident and domiciled in New York, NY, United States of America, to take office as an effective member of the Board of Directors;

(viii) Nelson José Jamel, Brazilian, married, engineer, bearer of Identity Card RG No. 37.990.760-4 SSP/SP, enrolled with the CPF/ME under No. 025.217.577-80, resident and domiciled in New York, NY, United States of America, to take office as an effective member of the Board of Directors;

(ix) Cecília Sicupira, Brazilian, married, business administrator, bearer of Identity Card RG No. 34.095.839-X SSP/SP, enrolled with the CPF/ME under No. 055.532.167-37, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(x) Antonio Carlos Augusto Ribeiro Bonchristiano, Brazilian, married, bachelor of politics, philosophy and economics, bearer of Identity Card RG No. 13.076.140-0 SSP-SP, enrolled with the CPF/ME under No. 086.323.078-43, resident and domiciled in Capri, Italy, to take office as an effective member of the Board of Directors, as an Independent Director;

(xi) Marcos de Barros Lisboa, Brazilian, divorced, economist, bearer of Identity Card RG No. 006.653.074-2 IFP/RJ, enrolled with the CPF/ME under No. 806.030.257-49, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors, as an Independent Director;

(xii) Carlos Eduardo Klutzenschell Lisboa, Brazilian, married, administrator, bearer of Identity Card RG No. 54.929.337-1 SSP-SP, enrolled with the CPF/ME under No. 694.514.864-53, resident and domiciled in the City of Mexico, Mexico, to take office as an alternate member of the Board of Directors; and

(xiii) Michel Dimitrios Doukeris, Brazilian, married, chemical engineer, bearer of Identity Card RG No. 2.595.585 SSP/SC, enrolled with the CPF/ME under No. 810.940.279-87, resident and domiciled in New York, NY, United States of America, take office as an alternate member of the Board of Directors.

The elected members of the Board of Directors shall take office upon execution of the respective terms of investiture, along with the clearance statement required by law.

Were registered 13,361,186,249 votes for, 268,289,265 votes against and 268,738,943 abstentions.

5.2.5.      The shareholders elected by majority vote, for a term of office to expire at the Ordinary Shareholders’ Meeting to be held in 2021, in accordance with the Management Proposal, the following members to the Company’s Fiscal Council:

(i)   Elidie Palma Bifano, Brazilian, married, lawyer, bearer of Identity Card RG No. 3.076.167SSP/SP, enrolled with the CPF/ME under No. 395.907.558-87, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(ii) José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card RG No. M-2.399.128 SSP/MG, enrolled with the CPF/ME under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(iii) Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG No. 01.433.665-5 IFP/RJ, enrolled with the CPF/ME under No. 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company; and

(iv) Eduardo Rogatto Luque, Brazilian, married, accountant, bearer of the Identity Card RG No. 17.841.962-X SSP/SP, enrolled with the CPF/ME under No. 142.773.658-84, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an alternate member of the Fiscal Council of the Company.

Were registered 11,717,610,458 votes for, 24,870,501 votes against and 817,318,671 abstentions.

5.2.6.      By separate vote of minority shareholders, the minority shareholders elected, for a term of office to expire at the ordinary Shareholders’ Meeting to be held in 2021, the following candidates indicated by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, pursuant to article 161, paragraph 4, item “a” of Law No. 6,404/76, as mentioned in the Management Proposal, to the company’s Fiscal Council:

(i)   Vinicius Balbino Bouhid, Brazilian citizen, single, engineer, bearer of Identity Card RG No. 029.562.824 - DETRAN/RJ, enrolled with the CPF/ME under No. 667.460.867/04, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an effective member of the Company's Fiscal Council; and

(ii)  Carlos Tersandro Fonseca Adeodato, Brazilian, divorced, economist, bearer of Identity Card No. 10482 CRE/RJ, enrolled with the CPF/ME under No. 337.770.397-72, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Company’s Fiscal Council.

            Were registered 1.163.625.232 votes for, 174.756.795 votes against.

The elected members of the Fiscal Council appointed in items 5.2.5 and 5.2.6. above shall take office upon execution of the respective terms of investiture, along with the clearance statement required by law.

5.2.7.      The shareholders approved by majority vote, with respect to the global compensation of the Company’s Board of Directors and Officers for the fiscal year of 2020, the limit of R$ 111,079,130.00, which includes the expenses related to recognition of fair value of (i) the stock options which the Company intends to grant in the current fiscal year; and (ii) the stock based compensation which the Company intends to grant during the current fiscal year.

Were registered 13.713.806.064 votes for, 150.997.051 votes against and 33.378.542 abstentions.

5.2.8.      The shareholders approved by majority vote the amount of the global compensation of the Company’s Fiscal Council members for the fiscal year of 2019 in the amount of up to R$  2,162,700.00, with the compensation of the alternates being in an amount equal to half of the amount received by the effective members, subject to the limits provided by law.

Were registered 13.857.061.214 votes for, 2.717.304 votes against and 38.403.139 abstentions.

5.3.   At the Extraordinary General Meeting:

5.3.1.      After examination and discussion, the shareholders approved by majority vote the amendment of the heading of article 5th of the Company’s bylaws, to reflect the increases of capital approved within the authorized capital limit, as approved by the Board of Directors of the Company  up to date, which will have the language provided in the consolidated bylaws of the Company, in the form of Exhibit I to these minutes.

Were registered 14.014.315.927 votes for, 362.041 votes against and 32.166.499 abstentions.

5.3.2.      It was approved by majority votes the amendment of the heading of article 8 of the Company’s bylaws, to make express reference to other possibilities of using the authorized capital limit approved by the Board of Directors, as set forth in Law No. 6,404/76, such as the capitalization of profits or reserves and the issuance of subscription bonus or debentures convertible in shares, which will have the language provided in the consolidated bylaws of the Company, in the form of Exhibit I to these minutes.

Were registered 14.001.853.300 votes for, 12.810.263 votes against and 32.180.904 abstentions.

5.3.3.      It was approved by majority votes the amendment of articles 11, 15, 16, 17, 18 and 19 of the Company’s bylaws, in order to (i) set forth the possibility of having only one Chairman to the Board of Directors alternatively as the current model of Co-Chairmen, allowing the board members to choose the composition of the Board of Directors more adequate for the moment of the Company; (ii) increase the minimum number of members that can compose the Board of Directors from three to five; and (iii) with the intention of following the recommendations of the Brazilian Code of Corporate Governance (Código Brasileiro de Governança Corporativa), provide that the Board of Directors will be composed, in its majority, by external members, which will have the language provided in the consolidated bylaws of the Company, in the form of Exhibit I to these minutes.

Were registered 13.991.023.040 votes for, 23.654.663 votes against and 32.166.764 abstentions.

5.3.4.      It was approved by majority votes the amendment of article 21, items “p” and “r” of the Company’s bylaws, to adjust the list of matters subject to the prior approval by the Board of Directors, in view of excluding those that, as per its relevance and potential impact to the functioning and results of the Company, should be under the responsibilities of the Executive Officers, which will have the language provided in the consolidated bylaws of the Company, in the form of Exhibit I to these minutes.

Were registered 14.001.930.681 votes for, 12.716.301 votes against and 32.197.485 abstentions.

5.3.5.      It was approved by majority votes the amendment of articles 22 to 34 of the Company’s bylaws, in order to use a new name for positions in the Board of Executive Officers and to create of the positions of Commercial and Compliance Vice-President Officers, detailing their duties, to reflect the Company’s new organizational structure, which will have the language provided in the consolidated bylaws of the Company, in the form of Exhibit I to these minutes.

Were registered 13.997.582.187 votes for, 16.969.215 votes against and 32.293.065 abstentions.

5.3.6.      It was approved by majority vote the restatement of the Company’s By-laws, to reflect the amendments approved on items 5.3.1 to 5.3.5 above, which will be enforceable as provided on Exhibit I.

Were registered 14.002.244.439 votes for, 12.433.159 votes against and 32.166.869 abstentions.

5.3.7.      It was approved by majority vote the amendment of item 5.1 of the Company’s Share-Based Compensation Plan, approved by the Extraordinary Shareholders’ Meeting of the Company held on April 29, 2016 (“Stock Plan”), in order to increase the global volume of shares representing the Company’s capital stock that may be granted to participants of the Stock Plan from 0.3% to 3%. Therefore, the Stock Plan will be enforceable as provided on Exhibit II.

            Were registered 12.563.054.736 votes for, 1.431.133.415 votes against and 52.656.316 abstentions.

6.           Approval and Closure: With no further matters on the agenda, the minutes hereof were drawn up and after read and approved were signed by the members of the Presiding Board and the shareholders.

Signatures:Letícia Rudge Barbosa Kina, Chairman; Monique Mesquita Mavignier Lima, Secretary. Shareholders: THE BANK OF NEW YORK MELLON (by Jose Donizetti de Oliveira), F. LAEISZ, F. LAEISZ TROSTBTRUCKE 120457 HAMBURGO (by Christian Schües), CHRISTIAN BRUNO SCHUES, BB PREVIDENCIA ACOES IBRX FUNDO DE INVESTIMENTO, BB CAP ACOES FUNDO DE INVESTIMENTO, BB PREVIDENCIARIO MULTIMERCADO FI LP, BRASILPREV TOP MULTIMERCADO ME FUNDO DE INVESTIMENTO CP, BB TERRA DO SOL FUNDO DE INVESTIMENTO MM CREDITO PRIVADO, BB CAP IBOVESPA INDEXADO FIA, BB ECO GOLD FUNDO DE INVESTIMENTO EM AÇÕES, BB TOP AÇÕES DUAL STARTEGY FI, BB BNC ACOESNOSSA CAIXA NOSSO CLUBE DE INVESTIMENTO, BB ACOES EQUIDADE FUNDO DE INVESTIMENTO, BB MAR AZUL ACOES FUNDO DE INVESTIMENTO, BB TOP ACOES EXPORTACAO FIA, BRASILPREV TOP A FUNDO DE INV DE ACOES, BB TOP MULTI INST LP FI MULTIMERCADO, BB TOP ACOES IBOVESPA INDEXADO FI, BB TOP ACOES SETORIAL CONSUMO FI, BB TOP ACOES IBRX INDEXADO FI, BB TOP ACOES IBOVESPA ATIVO FI, BB TOP MULTI LP ABSOLUTO FI MULTIMERCADO (by Rita de Cássia Adorno Sitta), HSBC ETFS PUBLIC LIMITED COMPANY, HSBC GLOBAL INVESTMENT FUNDS - BRAZIL EQUITY, HSBC GLOBAL INVESTMENT FUNDS - ECONOMIC SCALE GEM EQUITY, ABS DIRECT EQUITY FUND LLC, BLACKWELL PARTNERS LLC SERIES A, STICHTING PENSIOENFONDS PGB, ABERDEEN LATIN AMERICAN INCOME FUND LLC, THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED  IN ITS CAPACITY AS TRUSTEE OF THE BNZ WHOLESALE INTERNATIONAL EQUITIES (INDEX) FUND (by Rodrigo de Mesquita Pereira).

I certify the extract hereof is a faithful copy of the resolutions of the minutes book of the Company.

São Paulo, April 24, 2020.

/s/ Letícia Rudge Barbosa Kina Chairman	/s/ Monique Mesquita Mavignier Lima Secretary

Exhibit I

“BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - AMBEV S.A. (“Company”) is a corporation (sociedade anônima), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of its Board of Directors, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)      the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)      the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c)      the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)      the packaging and wrapping of any of the products belonging to it or to third parties;

e)      the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)       the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)      the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts, including, but not limited to, byproducts for animal feeding;

h)      the advertising of products belonging to it and to third parties, and the trading of  promotional and advertising materials;

i)         the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)        the importation of anything necessary for its industry and trade;

k)   the exportation of its products;

k)      the direct or indirect exploration of bars, restaurants, luncheonettes and similar places;

l)        the contracting, sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes;

m)    printing and reproduction of recorded materials, including the activities of printing, services of preprinting and graphic finishing and reproduction of recorded materials in any base.

Sole Paragraph – Additionally to the provisions of the caption of this article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate term.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The capital stock is of R$ 57,899,072,773.68, divided into 15,735,117,965 nominative common shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the Shareholders’ Meeting.

Paragraph 2 – The Company shares are in the book-entry form and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the Shareholders’ Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – The Company is authorized to increase its share capital up to the limit of 19,000,000 (nineteen billion) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (art. 172, sole paragraph, of Law 6,404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights for subscription in connection with any issuance of shares after such subscription.

Article 7 – The issuance of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6,404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6,404/76.

Article 8 – The Board of Directors may also, within the limit of the authorized capital, (i) based on a plan approved by the Shareholders’ Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control; (ii) approve the capital increase by capitalizing profits or reserves, with or without the issuance of new shares; and (iii) resolve on the issuance of subscription bonus or debentures convertible into shares.

Article 9 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6,404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III

SHAREHOLDERS’ MEETINGS

Article 10 – The Shareholders’ Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 11 – Shareholders’ Meetings shall be convened and presided over by the Chairman or one of the Co-Chairmen of the Board of Directors, as applicable, or person appointed by them, who may designate up to two secretaries.

Article 12 – Any resolutions of the Shareholders’ Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 13 – Annual Shareholders’ Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 14 – Extraordinary Shareholders’ Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV

MANAGEMENT OF THE COMPANY

Article 15 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, pursuant to law and these By-laws.

Paragraph 1 – The Shareholders’ Meeting shall establish the aggregate compensation of the Management, which shall be apportioned by the Board of Directors, as provided for in article 21 hereof.

Paragraph 2 – The management must adhere to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company, by executing the Joinder Agreement.

Paragraph 3 – The Board of Directors will be composed, in its majority, by external members, that is, directors without current, employment or management relationship, with the Company, who may or may not be considered independent members, observed the provisions of paragraph 5 of this article 15.

Paragraph 4 – The offices of Chairman or Co-Chairmen of the Board of Directors, as applicable, and Chief Executive Officer of the Company may not be cumulated by the same person.

Paragraph 5 - At least two members of the Board of Directors of the Company will be Independent Directors, it being understood, for the purposes hereof, as Independent Directors those in compliance with the following requirements:

a)      he/she must not be a Controlling Shareholder, or spouse or relative up to second-degree thereof;

b)      he/she must not have been, for the last three years, an employee or officer (i) of the Company or of a company controlled by the Company, or (ii) of the Controlling Shareholder or of a company controlled thereby (“Jointly-Controlled Company”);

c)      he/she must not be a supplier or buyer, whether direct or indirect, of services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly Controlled Company, in all cases in magnitude which implies in the loss of independence;

d)      he/she must not be an employee or manager of a company or entity which is offering or requesting services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly Controlled Company, as per item (c) above;

e)      he/she must not be a spouse or relative up to second degree of any manager of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly Controlled Company;

f)       he/she must not receive compensation by the Company, by a company controlled by the Company, by the Controlling Shareholder or by a Jointly Controlled Company, except as a member of the Board of Directors (cash provisions from capital interests are excluded from this restriction).

Paragraph 6 - Directors elected pursuant to art. 141, paragraphs 4 and 5, of Law 6,404/76 will also be considered Independent Directors, notwithstanding of complying with the independence criteria provided in this article.

SECTION I

BOARD OF DIRECTORS

Article 16 – The Board of Directors shall be composed of five (5) to eleven (11) sitting members, with two (2) to eleven (11) alternates, bound or not to a specific sitting Director, and shall be elected by the Shareholders’ Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the caption of this article, the number of members that will make up the Board of Directors in each management period shall be previously established at each Shareholders’ Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Shareholders’ Meeting.

Paragraph 2 - The Board of Directors may determine the creation of advisory committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6,404/76 shall apply to members of the advisory committees.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The Director shall have an indisputable reputation, and cannot be elected, unless waived by the Shareholders’ Meeting, if it (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Director cannot be exercised by him/her in case the same impediment factors are configured.

Article 17 - The Board of Directors shall have one Chairman or two (2) Co-Chairmen, as defined by the vote of the majority of its members, and, in the case of Co-Chairmen, this must be done in a shared manner, with both Co-Chairmen having identical prerogatives and duties. The Chairman or Co-Chairmen of the Board of Directors, as applicable, will be elected by a majority of the members of the Board of Directors, immediately after said members are invested in office.

Article 18 - The Board of Directors shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by the Chairman or any of its Co-Chairmen, as applicable, or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 19 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Directors may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Director will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, neither the Chairman nor any of the Co-Chairmen, as applicable, shall have the casting vote, but only their own personal votes.

Paragraph 3 – The Director shall not have access to information or take part in meetings of the Board of Directors related to matters in which it has conflicting interests with the Company.

Article 20 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the absent Director. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 21 – The Board of Directors shall resolve on the matters listed below:

a)      establish the general direction of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)      approve the annual investment budget of the Company;

c)      approve the three-year strategic plan of the Company;

d)      elect and dismiss the Company's Officers, and set their attributions;

e)      supervise the management of the Board of Executive Officers, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)       attribute, from the aggregate value of the compensation established by the Shareholders’ Meeting, the monthly fees of each of the members of the Company's Management;

g)      define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, managers or employees in equivalent direction positions) of the Company;

h)      appoint the Company's independent auditors;

i)        resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)        provide a previous manifestation on the management's report, the Board of Executive Officers' accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)      submit to the Shareholders’ Meeting of the proposal of allocation of the net profits for the year;

l)        call the Annual Shareholders’ Meeting and, whenever it may deem advisable, the Extraordinary Shareholders’ Meetings;

m)    approve any business or agreements between the Company and/or any of its controlled companies (except those fully controlled), management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)      approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company; except in case of operations involving only the Company and companies fully controlled thereby or in case of indebtedness operation, in which case the provisions of item “o” bellow shall apply;

o)      approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)      approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies; except (i) for the agreements entered into between the Company and its fully controlled companies, or (ii) in the event of licensing of brands to be used in gifts,  accessory materials connected to such brands, or disclosure in events, or yet (iii) for agreements in which the licensing of brands is an accessory element to the execution of its main purpose (provided they do not depend on the approval of the Board of Directors for any other reason provided in this article 21);

q)      approve the granting of loans and the rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)       approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions, except in the case of agreements entered into between the Company and its fully controlled companies;

s)       resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)        resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)      authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, as well as the cancellation and further sale of such shares, with due regard for applicable law;

v)      resolve on the issuance of Trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)    resolve, within the limits of the authorized capital, on the issuance of convertible debentures, specifying the limit of the increase of capital arising from debentures conversion, by number of shares, and the species and classes of shares that may be issued, under the terms of article 59 paragraph 2 of Law 6,404/76

x)      authorize the disposal of fixed assets, excepted for the ones mentioned in item “n” of this article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)      perform the other legal duties assigned thereto at the Shareholders’ Meeting or in these By-laws; and

z)      resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in Shareholders’ Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II

BOARD OF EXECUTIVE OFFICERS

Article 22 – The Board of Executive Officers shall be composed of two (2) to fifteen (15) members, shareholders or not, of whom (i) one shall be the Chief Executive Officer (ii) one shall be the Commercial Vice President Officer, (iii) one shall be the Sales Vice President Officer, (iv) one shall be the People and Management Vice President Officer, (v) one shall be the Logistics Vice President Officer, (vi) one shall be the Marketing Vice President Officer, (vii) one shall be the Industrial Vice President Officer, (viii) one shall be the Chief Financial and Investor Relations Officer, (ix) one shall be the Legal Vice President Officer, (x) one shall be the Non-Alcoholic Beverages Vice President Officer, (xi) one shall be the Compliance Vice President Officer, and (xii) one shall be the Information Technology Vice President Officer and (xiii) the remaining Officers shall have no specific designation; all of whom shall be elected by the Board of Directors, and may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until their successors are vested in office.

Article 23 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary, it being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Article 24 – It is the Chief Executive Officer’s responsibility to:

a)         submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)        formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Shareholders’ Meetings and of the Board of Directors, with the participation of the other Executive Officers;

c)         supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d)        coordinate and oversee the activities of the Board of Executive Officers; and

e)         exercise the other prerogatives conferred upon it by the Board of Directors.

Article 25 – It is the Commercial Vice President Officer’s responsibility to:

a)    be responsible for the direction, strategic planning and control of the Company's    sales and marketing areas; and

b)    exercise the other prerogatives conferred upon it by the Board of Directors.

Article 26 – It is the Sales Vice President Officer’s responsibility to:

a)         develop the strategic sales planning of the Company;

b)        be responsible for the management of the commercial team and develop and implement an action model for the sector; and

c)         exercise the other prerogatives conferred upon it by the Board of Directors.

Article 27 – It is the People and Management Vice President Officer’s responsibility to:

a)         organize and manage the Company’s human resources; and

b)        exercise the other prerogatives conferred upon it by the Board of Directors.

Article 28 -  It is the Logistics Vice President Officer’s responsibility to:

a)         establish, manage and be responsible for the pre-production and post-production distribution and logistics strategy of the Company; and

b)        exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 -  It is the Marketing Vice President Officer’s responsibility to:

a)         be responsible for the direction, planning and control of the marketing area of the Company; and

b)        exercise the other prerogatives conferred upon it by the Board of Directors.

Article 30 – It is the Industrial Vice President Officer’s responsibility to:

a)         manage the branches, warehouses, industrial plants and other units of the Company related to its industrial production; and

b)        exercise the other prerogatives conferred upon it by the Board of Directors.

Article 31 – It is the Chief Financial and Investor Relations Officer’s responsibility to:

a)         manage and respond for the budget control of the Company;

b)        provide managerial and financial information;

c)         be responsible for the control over the cash flow and financial investments of the Company;

d)        provide any and all information to investors, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and to B3 S.A. - Brasil, Bolsa, Balcão;

e)         maintain the registration of the Company as an openly held company updated; and

f)         exercise the other prerogatives conferred upon it by the Board of Directors.

Article 32 -  It is the Legal Vice President Officer responsibility to:

a)         establish, manage and coordinate the legal strategy adopted by the Company, and to supervise its judicial and administrative proceedings;

b)        be responsible for the Company’s corporate documents; and

c)         exercise the other prerogatives conferred upon it by the Board of Directors.

Article 33 – It is the Non-Alcoholic Beverages Vice President Officer’s responsibility to:

a)         coordinate and supervise the non-alcoholic and non-carbonated drinks sector, and establish its planning strategy; and

b)        exercise the other prerogatives conferred upon it by the Board of Directors.

Article 34 – It is the Compliance Vice President Officer’s responsibility to:

a)         implement, manage and operationalize the Company's compliance program,    ensuring compliance, effectiveness and continuous improvement;

b)        investigate any allegations of violations to the Company's compliance program; and

c)         exercise the other prerogatives conferred upon it by the Board of Directors.

Paragraph 1 –  It is granted to the Compliance Vice-President Officer, in the exercise of his/her duties, direct access to the Board of Directors.

Article 35 – It is the Information Technology Vice President Officer’s responsibility to:

a)         respond for the direction, planning and control of the information technology sector of the Company; and

b)        exercise the other prerogatives conferred upon it by the Board of Directors.

Article 36 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 37 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval  guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – The representation of the Company in the aforementioned documents may be delegated to an attorney-in-fact, and such documents may be executed by an Attorney-in-Fact in conjunction with an Officer, or by two Attorneys-in-Fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are executed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers or by a duly appointed Attorney-in-Fact, as regards receipt of service of process or judicial notices and rendering of personal deposition.

CHAPTER V

FISCAL COUNCIL

Article 38 – The Company shall have a Fiscal Council, on a permanent basis, composed of three (3) to five (5) members and an equal number of alternates. All of its members shall be elected at a Shareholders’ Meeting and by it removed at any time. Their term of office shall expire at the Annual Shareholders’ Meeting to be held following their election, reelection being permitted.

Paragraph 1 – In order for the Fiscal Council to function, the majority of its members must attend its meeting.

Paragraph 2 -  It shall be incumbent upon the Fiscal Council to elect its Chairman in the first meeting to be held after its instatement.

Paragraph 3  - In addition to the duties conferred to it by these By-laws and by law, the Fiscal Council shall establish in its Internal Regiment the procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and matters related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraph 2 of article 15 of these By-laws apply to the members of the Fiscal Council.

Article 39 – The compensation of the Fiscal Council's members shall be established by the Shareholders’ Meeting that elects them.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 40 – The fiscal year shall have the duration of one year and shall end on the last day of December of each year.

Article 41 - At the end of each fiscal year, the financial statements determined by law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law No. 6,404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 42 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this article, it will be calculated:

a)      the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors; and

b)       the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this article, it may be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income of the fiscal year, obtained after the deductions dealt with in the previous paragraphs:

a)      five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-in capital stock or the limit established in article 193, paragraph 1 of Law No. 6,404/76;

b)      from the balance of the net profit of the fiscal year, obtained after the deduction mentioned in item (a) of this article and adjusted pursuant to article 202 of Law No. 6,404/76, forty percent (40%) shall be allocated to pay the mandatory dividend to all its shareholders; and

c)      an amount not greater than sixty percent (60%) of the adjusted net profits shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increases or the creation of new business developments.

Paragraph 4 – The reserve set out in item (c) of paragraph 3 of this article may not exceed eighty percent (80%) of the capital stock. Upon reaching this limit, the Shareholders’ Meeting shall resolve either to distribute the balance to the shareholders or increase the Company’s corporate capital.

CHAPTER VII

LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 43 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the Shareholders’ Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a Shareholders’ Meeting, which shall also elect the Fiscal Council that will function during the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII

GENERAL PROVISIONS

Article 44 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the Shareholders’ Meeting.

Sole Paragraph – The dividends not received or claimed shall become time-barred within three years from the date on which they were made available to the shareholder and shall revert to the benefit of the Company.

Article 45 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law No. 6,404/76.

Article 46 – The Company will provide the members of the Board of Directors, of the Board of Executive Officers and of the Fiscal Council, or the members of any corporate bodies with technical functions set up to advise the managers, a legal defense in lawsuits and administrative proceedings filed by third parties during or after their respective terms of office, for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees, indemnifications and any other amounts arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this article extends to employees working regularly to comply with powers-of-attorneys granted by the Company or the subsidiaries controlled by the Company.

Paragraph 2 – If any of the persons mentioned in the caption or in Paragraph 1 of this article be sentenced by a final court decision due to negligent or criminal conduct, the Company must be reimbursed by such person for all costs and expenses disbursed on legal assistance, as set forth by law.”

***

* These Bylaws were approved at the Company's Extraordinary Shareholders' Meeting held on April 24, 2020.

Exhibit II

“AMBEV S.A.

CNPJ/ME [National Corporate Taxpayers Register] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

SHARE-BASED COMPENSATION PLAN

Approved at the Extraordinary General Meeting held on April 24, 2020

1. Purpose of Share-Based Compensation Plan

1.1.  The purpose of the Share-Based Compensation Plan of Ambev S.A. ("Company"), established in accordance with applicable legislation and regulations ("Stock Plan") is to allow managers or employees of the Company or other companies under its direct or indirect control (included in the concept of Company for the Stock Plan's purposes), to receive payments in the form of Company shares, subject to certain conditions, in order to: (i) stimulate the Company's growth, success and objectives while catering for the interests of its shareholders, thus incentivizing the integration of these Company executives and employees; and (ii) enable the Company to effectively engage and retain the services of its senior managers and high-level staff.

2. Eligible participants

2.1. The Company's managers or employees may be designated to participate in the Stock Plan ("Participants").

3. Administration of Stock Plan

3.1. The Stock Plan will be administered by the Board of Directors, which may, subject to restrictions under applicable law, use a committee specifically or otherwise designated to advise and help administer the Stock Plan ("Committee").

3.2. The Board of Directors or Committee, depending on the case, will have extensive powers subject to the terms of the Stock Plan, and in the case of the Committee to guidelines determined by the Board of Directors, to organize and administer the Stock Plan and Company share based compensation, including by means of American Depositary Receipts, issued by the Company ("Restricted Shares").

3.2.1.  Notwithstanding the abovementioned representations, excepting adjustments permitted by the Stock Plan or any adjustments that may be made as a result of altering pertinent legislation, no decision of the Board of Directors or Committee may: (i) increase the maximum number of shares that may be granted, as stipulated in item Erro! Fonte de referência não encontrada. below; and / or (ii) alter or diminish Participants' rights or obligations without their prior consent in relation to share-based payments under the Stock Plan.

3.3. The Board of Directors or Committee may, at any time, in all cases pursuant to item Erro! Fonte de referência não encontrada. above: (i) alter or extinguish the Stock Plan; (ii) accelerate any vesting periods under the Stock Plan; and (iii) determine rules applicable to cases of omission.

4.  Terms and conditions for granting Restricted Shares

4.1. Based on the Company's compensation policy, The Board of Directors or the Committee, depending on the case, will periodically run programs to award Restricted Shares ("Programs"), in which it will determine, among other conditions: (i) the Participants; (ii) the quantity of Restricted Shares covered by the corresponding program; (iii) the form of transferring Restricted Shares, which may be in lots; (v) the acquisition period for transfer of Restricted Shares; and (vi) any provisions governing penalties.

4.2. The Board of Directors or the Committee, depending on the case and in all cases within the overall maximum stipulated in item Erro! Fonte de referência não encontrada. below, and where appropriate limits voted by general meetings, may add new Participants to ongoing Programs, and determine the number of Restricted Shares to which Participants will be entitled.

4.3. As each Program is launched, the Board of Directors or the Committee, depending on the case, will set terms and conditions for the transfer of Restricted Shares in the agreement to be entered into between the Company and each Participant ("Agreement"), in all cases in accordance with this Stock Plan and the corresponding Program.

4.4. Restricted Shares may only be transferred to Participants under the terms and conditions of this Stock Plan in the programs and agreements, therefore granting the right to receive shares does not in itself assure Participants any rights over Restricted Shares or provide a guarantee of receiving them.

4.5. Shares awarded to Participants will have the rights set forth in this Stock Plan and corresponding programs and agreements, and Participants will not have any of the rights and privileges of a Company shareholder, in particular being paid dividends and interest on shareholder equity in relation to the Restricted Shares until such date as the Restricted Shares are transferred to the Participants.

4.6. Notwithstanding the provisions of the above Clause 4.5, the Board of Directors or Committee, depending on the case, may have the Program require payment of an amount equivalent to such dividends and interest in money or in shares in the form to be determined in the corresponding program and agreement.

4.7. No shares will be awarded Participants unless all legal, regulatory and contractual requirements have been met in full.

4.8.  No provision in the Stock Plan, in any Program or Agreement will grant any Participant the right to remain as a Company manager or employee and will not in any way interfere with the Company's right to terminate a manager's mandate or employee's employment contract at any time.

4.9. Restricted Shares granted to Participants have no relationship or are bound to their fixed compensation or any profit sharing programs.

5.  Stock Plan - Global Volume

5.1. Participants may be granted, under the Stock Plan, shares representing, at most, 3% of the total shares representing the Company's share capital as of April 24, 2020 ("Global Volume"). The Global Volume may only be adjusted without alteration to this Stock Plan in accordance with item 8.1.

5.2.  For the purposes of the Stock Plan, the Company will use treasury shares subject to CVM rules.

6. Transferring Stock Plan shares

6.1. Subject to continuing employment and / or statutory relationship, depending on the case, of the Participant with the Company until the end of the applicable vesting period and subject to the rules set forth in each Agreement, the Company will transfer the Restricted Shares to the Participant in accordance with the lots and periods stipulated in the corresponding Program and / or Agreement.

6.1.1.  The Company's management will take all measures required to formalize transfer of Restricted Shares covered by Agreements.

6.1.2. Restricted Shares will be awarded to Participants free of charge. The reference price per Restricted Share, for the purposes of this Stock Plan, will be the price of the Company's stock on B3 S.A. – Brasil, Bolsa, Balcão at the trading session immediately preceding the date of awarding the Restricted Shares.

6.2.  Participants will be subject to rules restricting the use of insider information applicable to publicly listed companies in general and rules determined by the Company.

7. Participant’s Leaving, Retirement, Disability or Decease

7.1. The Board of Directors or the Committee, as the case may be, will establish in each Program, the rules applicable to the cases of Participants leaving the Company, due to the expiry of employment contract, end of term of office, dismissal or resignation of executive position, as well as cases of retirement, permanent disability or decease of Participants.

8. Adjustments

8.1.  If the number of the Company's shares is increased or decreased as a result of share bonuses, splits or reverse splits, appropriate adjustments will be made to the number of shares covered by programs and agreements that have yet to be transferred to Participants.

8.1.1. Adjustments under item Erro! Fonte de referência não encontrada. above will be made by the Board of Directors or the Committee depending on the case, and their decision will be final and binding. No fractional shares will be sold or issued as a result of any such adjustments.

8.2.  In the event of a dissolution, transformation, merger, spin-off or reorganization of the Company, in which the Company is not the surviving entity or, is the surviving company but its shares are no longer admitted to trading on exchange, the Programs and Agreements in effect, at the discretion of the Board of Directors or the Committee, as the case may be: (i) may be transferred to the successor company; (ii) may accelerate their vesting; or (iii) may be maintained and settled in money.

9. Stock Plan duration

9.1. The Stock Plan will take effect when voted by the Company's General Meeting.

9.2. The end of the Stock Plan will not affect the efficacy of the Restricted Shares granted that are still in effect and that will be awarded to Participants by the corresponding dates under the Programs in effect.

9.3. The Stock Plan does not alter the provisions of the Stock Call Option Plan approved at the Extraordinary Shareholders’ Meeting held on July 30, 2013, which remains fully effective.

10. Sundry

10.1. Adhesion. Signing the Agreement will imply the Participants' express and irrevocable acceptance of all terms of the Stock Plan and Programs by Participants, who shall be bound to comply with them in full.

10.2. Specific execution. The obligations stated in the Stock Plan, Programs and Agreements are undertaken irrevocably and will be valid as extrajudicial executive title under civil procedural law, binding the contracting parties and their successors under any title at all times. The parties stipulate that these obligations have specific execution under article 501 of the Civil Procedure Code.

10.3. Assignment. Rights and obligations under the Stock Plan, the Programs and Agreements are personal and non-transferable and may not be assigned or transferred in whole or in part by either party, nor given to guarantee obligations without prior written consent from the other party, except as expressly stipulated in this Stock Plan.

10.4. Novation. It is expressly agreed that either party's forbearance of exercising any right, power, recourse or faculty assured by law, the Stock Plan, Programs or Agreements, nor any tolerance of delay in fulfilling any obligations by either of the parties, which will not prevent the other party at its sole discretion from exercising at any time such rights, powers, recourses or faculties which are cumulative and do not exclude those stipulated by law.

10.5. Jurisdiction The parties elect the court of the city of São Paulo, State of São Paulo, to the exclusion of any other, however privileged, to settle any disputes that may arise with respect to the Stock Plan, the Programs and / or Agreements.

10.6. Omissions. Omissions, questions or disagreement that may arise on the part of the Company and / or the Participants in relation to the Stock Plan, Programs and / or Agreements will be regulated by the Board of Directors. Any payment in shares determined under the Stock Plan will be subject to all the terms and conditions set forth herein, which will prevail if there is any discrepancy concerning the provisions of any agreement or document mentioned herein.”

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer